Exhibit 99.2


                              [RIO TINTO LOGO]

                    Presentation commentary - transcript

                                 RIO TINTO

                         Off-market buy-back tender

                               11 March 2005

Welcome to a presentation on Rio Tinto's recently announced off-market buy-back tender, which was foreshadowed on the 3rd of February as part of the Group's US$1.5 billion capital return programme.

In this presentation we will outline the details of this off-market buy-back tender. This pre-recorded commentary and slide presentation will last for approximately 20 minutes.

                                **********

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                            Cautionary statement

       For the purposes of the Forward-Looking Statements Safe Harbor provisions of the US securities laws

This presentation contains statements which constitute forward-looking statements within the meaning of the US securities laws. Such statements include, but are not limited to, statements with regard to capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as "will", "expect", "anticipate", "believe" and "envisage".

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside Rio Tinto's control. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and those factors set out under Risk Factors in Rio Tinto's Annual Report on Form 20-F for the year ended 31 December 2003 filed with the U.S. Securities and Exchange Commission.

Before getting into the detail, we would just like to remind you that the Buy-Back Tender will be available to Rio Tinto Limited shareholders only. As the tender relates to the buy back of Rio Tinto Limited shares, Rio Tinto plc shareholders will not be able to participate. Also, the buy-back is subject to shareholder approval, which is being sought at the upcoming annual general meetings on the 14th and 29th of April.

                                 **********

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          Capital management priorities

          1. Value accretive projects

          2. Progressive dividend

          3. Capital returns to shareholders

In order to maintain an efficient balance sheet for the Group, Rio Tinto has in place a clear set of priorities for the use of cash flow.

First, we are in business to invest in profitable opportunities which create value for shareholders. The Group is in the midst of a significant investment programme in projects in iron ore, coking coal and diamonds, amongst others, and there are a number of projects in advanced study stage that will likely lead to further investments in the coming years.

Second, the Group is committed to its long established progressive dividend. The increase in the quality and size of our asset base since 2000, and the strong pipeline of projects we are currently developing, has given us the confidence to step up our dividend payout. In February we announced a 20 per cent increase to the annual dividend, thereby setting a new higher baseline for the continuation of Rio Tinto's progressive dividend policy.

Finally, any residual surplus cash will be returned to shareholders in the most efficient manner possible.

The current strength of Rio Tinto's cash flow means that in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisition and organic expansion opportunities as and when they arise. Accordingly, in February we announced an intention to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006, subject to market conditions.

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Why an off-market buy-back tender in Rio Tinto Limited?

o Allows shares to be bought back at a discount to prevailing market prices of at least 8%

o    Enhanced EPS and ROE

o Rio Tinto can determine appropriate number of shares to be bought back based on shareholder demand

o Shareholders have flexibility to tailor participation to suit own circumstances

o    Provides an efficient means of returning capital to shareholders

Off-market buy-back tenders currently provide an efficient way for us to return capital and we believe that such buy-backs are in the best interests of shareholders in the Rio Tinto Group, whether or not they are eligible or choose to participate in the Buy- Back Tender.

As outlined on this slide, there are many benefits to a Buy-Back Tender. The structure of a Buy-Back Tender allows shares to be bought back at a discount, which in this instance will be at least eight per cent to prevailing market prices, thus enabling shares to be bought back at a lower average cost than could otherwise have been the case.

It is expected that the Buy-Back Tender will improve earnings per share and return on equity for shareholders, and will allow us the flexibility to determine the most appropriate number of shares to buy back based on shareholder demand. Participation is optional and shareholders have the ability to tailor their participation to suit their own circumstances.

                                **********

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Off-market buy-back tender

Target size                             o    A$400m to A$500m(1)

Tender range                            o    Discount range of 8% to 14% to
                                             the "Market Price"(2) at 1%
                                             intervals

Buy-Back Price                          o    A$4.00 capital component
Composition
                                        o    Balance treated as a fully
                                             franked dividend for Australian
                                             tax purposes

Tender choices                          o    Tenders at any of the 7 specified
                                             discount intervals

                                        o    As a Final Price Tender, where
                                             the shareholder accepts the
                                             Buy-Back Price determined through
                                             the tender
-----------------------
(1) With flexibility to vary the size dependent upon shareholder demand and market conditions.

(2) "Market Price" will be calculated as the Volume Weighted Average Price on the ASX over the five trading days up to and including the closing date of the tender period, excluding trades considered to be not "at-market" trades.

The information contained in the following slides will be addressed in the shareholder approval materials for the annual general meetings which will be sent to shareholders next week and in the buy-back booklet which will be sent to eligible shareholders in mid April. We encourage you to read these carefully. A specific buy-back website will be established and will go live concurrently with the mail-out of the buy-back booklet.

This table however is a useful summary of the main points relating to the Buy-Back Tender.

For those that are not familiar with recent off-market buy-back tenders in Australia, the structure enables a buy-back to occur at a discount to prevailing market prices. Participation by shareholders is voluntary and is likely to be attractive to a range of shareholders because of the treatment of the buy-back proceeds under the Australian tax regime.

We are targeting to buy back between A$400 million and A$500 million worth of ordinary shares under the Buy-Back Tender. We are however retaining the flexibility to vary the size of the tender, in view of the level of shareholder demand and other market conditions.

Assume for illustrative purposes only that a total of A$500 million worth of shares are bought back under the Buy-Back Tender. Based on a Buy-Back Price of A$39.91, which assumes again for illustrative purposes that the relevant market price at the time is A$45.35 and the buy-back discount is set at 12 per cent, the number of ordinary shares bought back under the Buy-Back Tender would be around 2.5 per cent of Rio Tinto Limited's capital.

The structure of this tender offer will enable us to buy-back shares in Rio Tinto Limited at a discount to the relevant Market Price of somewhere between eight and 14 per cent, inclusive. We will therefore be inviting tenders at discounts within this range at 1 per cent intervals, or as a Final Price Tender, which is where the shareholder accepts the Buy-Back Price determined through the tender process. The Market Price will be the Volume Weighted Average Price on the Australian Stock Exchange over the five trading days up to and including the expected closing date of the 6th of May, excluding those trades that are considered to be not "at market".

For Australian tax purposes, the price paid to shareholders to buy back their shares under an off-market buy-back tender has two components - a capital component and a deemed dividend component. The capital component of this Buy-Back Tender is A$4.00 per share, with the balance treated as a fully franked dividend for Australian tax purposes.

The Australian tax implications will be covered in more detail on a later slide.

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Off-market buy-baack tender

SHAREHOLDER APPROVAL     o    Buy-back programme is subject to shareholder
                              approval, to be sought at AGMs on 14 and 29
                              April 2005

ELIGIBILITY              o    Shares in Rio Tinto Limited held on the
                              record date (24 March 2005) which, in
                              accordance with the ASTC Settlement Rules, confer an entitlement to participate in the buy-back

                         o Shares purchased on an ex-entitlements basis on or after the ex-date of 18 March will not be eligible to participate in the buy-back

                         o Foreign shareholders who are prohibited by law from participating will not be eligible

EXPECTED TIMETABLE       o    3 week tender period from 18 April 2005 to 6
AND TRADING                   May 2005
IMPLICATIONS
                         o    Tender closes on 6 May 2005

                         o Shares acquired on or before 24 March 2005 will generally satisfy the 45-day rule, and therefore be eligible for the franking entitlements on the deemed dividend component

                         o The ATO has agreed that shares purchased on or after 18 March 2005 on an ex-entitlement basis will be excluded from the "last-in-first-out" rule for the purposes of the 45-day rule

At the upcoming annual general meetings on the 14th and 29th of April, Rio Tinto will be seeking shareholder approval of the Rio Tinto buy-back programme, including the Rio Tinto Limited Buy-Back Tender.

All regulatory approvals are now in place, including the Australian Foreign Investment Review Board and the Australian Securities and Investments Commission.

In terms of eligibility, shareholders registered with shares in Rio Tinto Limited on the record date of the 24th of March that confer an entitlement to participate in the buyback, will be invited to make an offer to have shares bought back by Rio Tinto Limited under the Buy-Back Tender.

Rio Tinto Limited shares purchased on or after the 18th of March 2005 on an ex-entitlements basis will not confer an entitlement to participate in the Buy-Back Tender.

Foreign shareholders prohibited by law from participating will not be eligible.

The tender is proposed to be open for three weeks starting on Monday the 18th of April and ending on Friday the 6th of May.

A 45-day rule exists whereby in order to qualify for the franking credits associated with the Buy-Back Price, shares must be held at risk for 45 days. Shares acquired on or before the 24th of March 2005 will generally satisfy the 45-day rule, and therefore carry an entitlement to claim franking credits attached to the deemed dividend component of the Buy-Back Price.

The Australian Taxation Office has agreed that Rio Tinto Limited shares purchased on or after the 18th of March 2005 on an ex-entitlements basis will be excluded from the "last-in-first-out" rule for the purpose of the 45-day rule. What this means is that shareholders will be able to participate in the Buy-Back Tender with shares acquired prior to the 18th of March and buy shares in Rio Tinto Limited on or after the 18th of March on an ex-entitlements basis, without the ex-entitlement shares jeopardising the entitlement to franking credits on the shares bought back under the Buy-Back Tender.

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Buy-Back Price and acceptance

Buy-Back Discount        o    To be determined according to tenders lodged
                         o    Will be the largest discount in the 8%-14%
                              range that enables Rio Tinto Limited to
                              purchase the amount of capital it determines to buy back
                         o    Buy-Back Price(1) proposed to be announced no
                              later than 10 May 2005

Acceptance               o    All successful tenders will receive the same
                              Buy-Back Price
                         o    Only shares tendered at a discount equal to
                              or greater than the Buy-Back Discount or as Final Price Tenders will be bought back, subject to any required scale back and Minimum Price condition
                         o    Shares tendered at a discount smaller that
                              the Buy-Back Discount will not be bought back

Minimum Price            o    Acceptance subject to satisfaction of
condition                     optional Minimum Price condition
                         o    If the Buy-Back Price is lower than any
                              nominated Minimum Price, the tender will be rejected

-----------------------
(1) The Buy-Back Price will be the Buy-Back Discount applied to the Market Price, rounded to the nearest cent.


The Buy-Back Discount will ultimately be determined by the tenders that are lodged. It will be the largest discount that will enable Rio Tinto to acquire the amount of capital it determines to buy back.

The Buy-Back Price will be the Buy-Back Discount applied to the relevant Market Price, which as previously mentioned will be the Volume Weighted Average Price on the Australian Stock Exchange over the five trading days up to and including the expected closing date of the 6th of May, excluding those trades that are considered to be not "at market".

We expect to announce the Buy-Back Price and the number of shares bought back no later than Tuesday the 10th of May.

All shareholders that are successful in tendering will receive the same Buy-Back Price. Shares tendered at a discount equal to or greater than the Buy-Back Discount or as a Final Price Tender will be purchased, subject to any scale back if demand exceeds the final amount we wish to repurchase. However, shares tendered with a Minimum Price condition that is above the Buy-Back Price, or shares tendered at a smaller discount than the Buy-Back Discount, will not be bought back.

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Scale back               o    If the total number of shares tendered as
                              Final Price Tenders or at a discount equal to or greater than the Buy-Back Discount is more than the number of shares Rio Tinto Limited wants to buy, tenders will be scaled back

Priority allocation      o    Before any scale back applies, Rio Tinto
                              Limited intends to buy back the first (up to)
                              200 shares from each shareholder whose tender is accepted

Small residual           o    Successful tenders will be accepted in full
holdings                      for shareholders who tender all of their
                              shares and who would have a shareholding of 200 shares or less if scaled back

Announcement             o    Announcement of the Buy-Back Price and the
                              number of shares bought back expected to be no later than Tuesday, 10 May 2005

If the total number of shares tendered as Final Price Tenders or at a discount equal to or greater than the Buy-Back Discount is more than the number of shares Rio Tinto wants to buy back, tenders will be scaled back.

Rio Tinto intends to offer a priority allocation of up to 200 shares to reduce the impact of any scale back on smaller shareholders.

Successful tenders will be accepted in full for shareholders who tender all of their shares and who would have a shareholding of 200 shares or less if scaled back.

As already mentioned, Rio Tinto expects to announce the Buy-Back Price and the number of shares bought back no later than Tuesday the 10th of May.

                                **********

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Australian tax implications

Composition of           Capital component
Buy-Back Price(1)
                         o    Shareholders will generally be deemed for
                              Australian CGT purposes to have sold their shares for A$4.00 plus any excess of the Tax Value over the Buy-Back Price(2)

                         o The Tax Value will be A$40.02, adjusted for movement in the Rio Tinto plc share price from close on 2 February 2005 on LSE to the open on the close of the tender period (expected to be 6 May 2005)

                         Deemed dividend component

                         o The difference between the Buy-Back Price and A$4.00 will be deemed to be a fully franked dividend for Australian tax purposes

Franking credits         o    The 45-day rule generally requires that
                              shares must be held at risk for at least 45 clear days (before 9 May, the earliest date the shares could be bought back) to be eligible for the franking entitlement on the deemed dividend component of the Buy-Back
                              Price

"Last-in-first-out"      o    The ATO has agreed that shareholders will be
(LIFO) rule                   able to buy shares on or after 18 March 2005
                              (on an ex-entitlement basis) without
                              affecting their entitlement to franking
                              credits under the Buy-Back Tender on shares acquired before that date

-----------------------
(1)  Refer to appendix for illustrative examples.

(2) As a result of an imminent law change, generally corporate taxpayers are unlikely to be entitled to a loss for tax purposes from shares bought back.

The Buy-Back Price has a capital component and a deemed dividend component.

The Australian Taxation Office has agreed that, for Australian tax purposes, the Buy-Back Price will comprise a capital component of A$4.00 and a fully franked dividend component that is equal to the difference between the Buy-Back Price and A$4.00.

For the purposes of capital gains tax calculations in Australia, the deemed capital proceeds that participating shareholders will receive on disposal of their shares under the Buy-Back Tender will be A$4.00 plus an amount equal to the excess of the Tax Value over the Buy-Back Price. The Tax Value is calculated by adjusting A$40.02 by the movement in Rio Tinto plc's share price from the close of trading in London on 2 February 2005 ((pound)16.85) to the opening of trading in London on the day the tender period closes, which is expected to be the 6th of May 2005.

For illustrative examples of these calculations, please refer to the appendix at the end of this presentation.

As the 45-day rule has already been covered, we will not go through this again other than to say that, in general, shareholders who acquire their shares after the 24th of March will not satisfy the 45-day rule.

The Australian Taxation Office has agreed that for the purpose of the 45-day rule, the "last-in-first-out" requirement will not apply to Rio Tinto Limited shares purchased on or after the 18th of March 2005 on an ex-entitlements basis. Shareholders will therefore be able to buy additional shares in Rio Tinto Limited on an ex-entitlements basis on or after the ex date of the 18th of March without jeopardising their entitlement to franking credits on shares acquired before that date which are bought back under the Buy-Back Tender.

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THA matching buy-back

o Tinto Holdings Australia Pty Limited (THA), a wholly owned subsidiary of Rio Tinto plc, currently holds 37.5% of Rio Tinto Limited

o    THA will not participate directly in the buy-back tender

o After buy-back tender is completed, Rio Tinto Limited intends to buy back sufficient shares from THA to ensure THA's proportionate holding is not increased

o THA matching buy-back will occur at the same price per share paid for shares under the buy-back tender

o Ensures that THA will not influence price set under the buy-back tender or the ability of other shareholders to participate

o    Shareholder approval for THA matching buy-back to be sought at AGMs

Tinto Holdings Australia Proprietary Limited is a wholly owned subsidiary of Rio Tinto plc and currently holds 37.5 per cent of Rio Tinto Limited, which is equivalent to about 187.4 million shares.

Tinto Holdings Australia, or THA as we will refer to it, does not intend to participate directly in the Buy-Back Tender. However, after the Buy-Back Tender is completed, Rio Tinto Limited intends to buy back sufficient shares from THA to ensure that THA's proportionate holding is not increased by the Buy-Back Tender.

By not participating in the Buy-Back Tender itself, THA will not influence the Buy-Back Price for other shareholders. THA will receive the same price per share for its shares as other shareholders will receive under the Buy-Back Tender.

                                **********


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      Key dates

-----------------------------------------------------------------------------------------------
Key dates(1)                                                                        Date - 2005
-----------------------------------------------------------------------------------------------
Announcement of the details of the buy-back                                    Friday, 11 March
Ex-date for buy-back(2)                                                        Friday, 18 March
Cut-off date for franking credit entitlement under 45-day rule(3)            Thursday, 24 March
Record date for buy-back                                                     Thursday, 24 March
Mail-out of buy-back booklet                                                          Mid April
Rio Tinto plc annual general meeting                                         Thursday, 14 April
Tender period opens                                                            Monday, 18 April
Rio Tinto Limited annual general meeting                                       Friday, 29 April
Tender period closes (9pm Melbourne time)                                         Friday, 6 May
Announcement of Buy-Back Price and any scale back                 No later than Tuesday, 10 May
Dispatch of buy-back proceeds to successful shareholders          No later than Tuesday, 17 May
-----------------------------------------------------------------------------------------------

-----------------------
1. Rio Tinto Limited reserves the right to change any of these dates but does not expect to do so. Completion of the buy-back tender is subject to shareholder approval and Rio Tinto Limited retains the discretion to buy back a different number of shares than indicated or no shares al all.

2. Shares acquired on the ASX on an ex-entitlements basis on or after this date will not receive an entitlement to participate in the buy-back.

3. Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of being eligible for the franking entitlements, assuming the shares are bought back on 9 May 2005.


This slide outlines the proposed key dates of the Buy-Back Tender which eligible shareholders should be aware of.

These dates will also be set out in the buy-back booklet to be sent to eligible shareholders in mid April.

It is proposed that the Buy-Back Tender period will open on Monday the 18th of April and close at 9pm Australian Eastern Standard Time on Friday the 6th of May, with Rio Tinto Limited to announce the Buy-Back Price and size of the tender no later than Tuesday the 10th of May. The dispatch of buy-back proceeds to successful shareholders is scheduled to occur no later than Tuesday the 17th of May.

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       Impact on the Rio Tinto Group

-------------------------------------------------------------------------------
Enhanced        o  The buy-back is expected to enhance long term shareholder
ratios             value through increased earnings per share, cash flow
                   per share and return on equity

------------- -----------------------------------------------------------------
Funding         o  Internally generated funds and available surplus cash
                   and borrowing facilities

------------- -----------------------------------------------------------------
Gearing         o  The ratio of net debt to total capital as at 31 December
                   2004 would be 24.0% after a A$500m buy-back, versus
                   21.7% actual

                o This buy-back will not prejudice Rio Tinto's ability to take advantage of further value-enhancing opportunities as they arise

                o Not expected to affect the Rio Tinto Group credit ratings

                o THA matching buy-back will not impact Rio Tinto's financial capacity as the proceeds remain within the Group

------------- -----------------------------------------------------------------
Franking        o  Deemed dividend component of the Buy-Back Price will
                   be fully franked

                o Rio Tinto Limited expects to continue to be in a position to fully frank its dividends for the reasonably foreseeable future

-------------------------------------------------------------------------------

Rio Tinto has substantial balance sheet capacity and its overall financial position will not change significantly as a result of the Buy-Back Tender.

The Buy-Back Tender will be funded by internally generated funds and available surplus cash and borrowing facilities. The anticipated funding required for this programme will be well within the debt capacity of the Rio Tinto Group and so it's not expected to have any adverse effect on existing operations or current investment plans.

We believe that the Buy-Back Tender can be undertaken without affecting the Group's ability to maintain its progressive dividend policy or ability to take advantage of further value-enhancing opportunities as they arise.

Rio Tinto will remain strongly capitalised after completion of the announced capital return programme and we do not expect any change in the Group's credit rating.

By way of illustration, a repurchase of A$500 million worth of shares by Rio Tinto Limited would increase net debt and reduce shareholders' funds by A$500 million and, on the basis of the Group's 2004 audited financial statements, the ratio of net debt to total capital would increase by 2.3 percentage points.

The matching THA buy-back will not impact Rio Tinto's financial capacity as the proceeds remain within the Group.

There will be a reduction in Rio Tinto Limited's available franking credits as a result of the Buy-Back Tender. However we expect that Rio Tinto Limited will continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

                                **********

[RIO TINTO LOGO]
        Capital return programme



     o  Intention to return US$1.5 billion to shareholders

     o  Announcement of Rio Tinto Limited off-market buy-back tender

     o The balance of the US$1.5 billion intended to be returned during the course of 2005 and 2006

     o  Timing and magnitude subject to market conditions


     o  Further shareholder approvals being sought at the AGMs


The Buy-Back Tender represents an important component of Rio Tinto's capital return programme announced on the 3rd of February.

While it is Rio Tinto's intention to return up to US$1.5 billion to shareholders over the course of 2005 and 2006, the timing and magnitude will be determined by market conditions.

The Buy-Back Tender is subject to shareholder approval, which will be sought at this year's annual general meetings. The shareholder approval being sought would also approve further off-market buy-back tenders by Rio Tinto Limited over the next 12 months and would also renew existing buy-back authorities. However, no decision has been made on future tenders or other buy-backs.

                                **********

[RIO TINTO LOGO]

   For further information please contact:

--------------------------------------------------------------------------------
Buy-back            1300 657 022 toll free from within Australia
enquiry line        +61 3 9415 4137 if calling from outside Australia
--------------------------------------------------------------------------------
                    AUSTRALIA                        LONDON
--------------------------------------------------------------------------------
Media Relations     Ian Head                        Lisa Cullimore
                    Office +61 (0) 3 9283 3620      Office +44 (0) 20 7753 2305
                    Mobile +61 (0) 408 360 101      Mobile +44 (0) 7730 418 385

--------------------------------------------------------------------------------
Investor Relations  Dave Skinner                    Peter Cunningham
                    Office +61 (0) 3 9283 3628      Office +44 (0) 20 7753 2401
                    Mobile +61 (0) 408 335 309      Mobile +44 (0) 7711 596 570

                    Susie Creswell                  Richard Brimelow
                    Office +61 (0) 3 9283 3639      Office +44 (0) 20 7753 2326
                    Mobile +61 (0) 418 933 792      Mobile +44 (0) 7753 783 825
--------------------------------------------------------------------------------


Materials for the shareholder approval will be sent to shareholders next week. The buy-back booklet will be posted to eligible shareholders by mid April and the specific buy-back website will go live at around the same time. If you have any queries in the interim, please contact the appropriate person on this slide.

Thank you for taking the time to listen to this presentation.

                                **********


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        Appendix - illustrative Australian tax examples


-----------------------------------------------------------------------------------------------------
                                         Super             Australian resident individuals(1)
                                         Fund
-------------------------------------- --------- ----------- --------- ---------- ---------- --------
                                                 $0-$6,000   $6,001-   $21,601-   $58,001-   $70,000+
                                                             $21,600    $58,000   $70,000
                                      --------- ----------- --------- ---------- ---------- ---------
Marginal tax rate:                       15.0%      0.0%      18.5%      31.5%     43.5%      48.5%
------------------------------------- --------- ----------- --------- ---------- ---------- ---------

INCOME TAX CONSEQUENCES

Assumed fully franked dividend           35.91     35.91      35.91      35.91     35.91      35.91
component

Add: gross up for franking credits       15.39     15.39      15.39      15.39     15.39      15.39
                                      --------- ----------- --------- ---------- ---------- ---------
Assessable income                        51.30     51.30      51.30      51.30     51.30      51.30
Tax on assessable income                 (7.70)    (0.00)     (9.49)    (16.16)   (22.32)    (24.88)
Tax offset                               15.39     15.39      15.39      15.39     15.39      15.39
                                      --------- ----------- --------- ---------- ---------- ---------
Net tax offset (tax payable) on           7.69     15.39       5.90      (0.77)    (6.93)     (9.49)
franked dividend
                                      --------- ----------- --------- ---------- ---------- ---------
AFTER TAX PROCEEDS PLUS FRANKING         43.60     51.30      41.81      35.14     28.98      26.42
CREDITS(2)
                                      --------- ----------- --------- ---------- ---------- ---------
CAPITAL GAINS TAX CONSEQUENCES

Capital component                         4.00      4.00       4.00       4.00      4.00       4.00

Add: excess of the Tax Value over         3.09      3.09       3.09       3.09      3.09       3.09
Buy-Back Price(3),(4)

Less: illustrative cost base             30.00     30.00      30.00      30.00     30.00      30.00

Nominal capital gain/(loss) on disposal (22.91)   (22.91)    (22.91)    (22.91)   (22.91)    (22.91)

Discount capital gain/loss(5)           (15.27)   (11.46)    (11.46)    (11.46)   (11.46)    (11.46)

Tax impact of capital gain/loss(6)        2.29      0.00       2.12       3.61      4.98       5.56
------------------------------------- --------- ----------- --------- ---------- ---------- ---------
AFTER TAX PROCEEDS(5),(6)                 6.29      4.00       6.12       7.61      8.98       9.56
------------------------------------- --------- ----------- --------- ---------- ---------- ---------
TOTAL AFTER TAX PROCEEDS(5),(6)          49.89     55.30      47.93      42.75     37.96      35.98
-----------------------------------------------------------------------------------------------------


RIO
TINTO   Appendix - footnotes to illustrative tax examples

(1) The marginal tax rate includes the Medicare Levy of 1.5%. The Medicare Levy will depend on an individual's own circumstances.

(2) This assumes the shareholder is fully entitled to the franking credits.

(3) Assuming a Market Price of A$45.35, a Buy-Back Price of A$39.91 (12% discount to Market Price) is used for illustrative purposes only. You should not rely on this as being the actual Buy-Back Price.

(4) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the shares is A$43.00. The actual Tax Value will be A$40.02, adjusted for the movement in the Rio Tinto plc share price from close on 2 February 2005 on LSE to the open on 6 May 2005.

(5) This is limited to capital gains tax and assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals; 66 2/3% for super funds).

(6) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the buy-back may be different to any capital loss/gain which may have arisen under an equivalent sale of shares on-market. This is because for CGT purposes the capital proceeds under the buy-back are the aggregate of A$4.00 (the capital component) plus A$3.09 (the assumed excess of the Tax Value over the Buy-Back Price). The A$3.09 is used for illustrative purposes only. As a result of an imminent law change, generally corporate taxpayers are unlikely to be entitled to a loss for tax purposes from shares bought back.
